SUTURA, INC.
17080 Newhope Street
Fountain Valley, CA 92708
(714) 437-9801
August 22, 2006
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Sutura, Inc.
Application for Withdrawal of Registration
Statement on Form SB-2, File No. 333-133195
Ladies and Gentlemen:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”, Sutura, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that its Registration Statement on Form SB-2, originally filed on April 11, 2006, File No. 333-133195, (the “Registration Statement”), be withdrawn, which such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.
     The Registration Statement was originally filed with the Commission to register the resale of shares issued, or issuable upon conversion of convertible promissory notes or exercise of warrants, issued pursuant to prior private placements by the Company. The Company originally filed the Registration Statement to comply with certain contractual commitments made to certain of its investors. In an effort to assist the Company with conservation of its resources, and to permit the Company to pursue additional financing opportunities, those investors have agreed to permit the withdrawal of the Registration Statement. The Registration Statement has not been declared effective by the Commission and no shares have been or will be sold pursuant to the Registration Statement. Further, the Company is hereby advising the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c).
     The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company as an offset of all or a portion of the fee due for any subsequent filing by the Company.

     Please forward copies of the order consenting to withdrawal of the Registration Statement to the undersigned at 17080 Newhope Street, Fountain Valley, CA 92708.
     If you have any questions regarding the foregoing application for withdrawal, please call Richard J. Babcock of Babcock & Associates, counsel to the Registrant, at (714) 371-4239.

Very truly yours, SUTURA, INC.
By:	/s/ Anthony Nobles
Name:	Anthony Nobles
Title:	President, Chief Executive Officer and Chairman

Cc:     Richard J. Babcock